Exhibit 99.6

Sphere 3D Corp. Announces Closing of Previously Announced $192.1
Million Registered Direct Offering Priced At-the-Market

Toronto, Ontario, September 8, 2021 - Sphere 3D Corp. (Nasdaq: ANY) ("Sphere 3D" or the "Company"), a company delivering containerization, virtualization, and data management solutions, announced that it closed its previously announced US$192,100,000 Registered Direct Offering priced At-the-Market.

The combined purchase price for one common share and one-half warrant to purchase one common share is $8.50. Under the terms of the agreement, Sphere 3D sold a total of 22,600,000 common shares and warrants to purchase 11,300,000 common shares. The warrants have an exercise price of $9.50 per share, are exercisable immediately and will expire five years following the date of issuance. Maxim Group LLC acted as the sole placement agent in connection with the offering.

The proceeds of the raise will be used, in part, towards the purchase of 60,000 crypto mining machines ('miners"). The 60,000 miners, in combination with Gryphon1 Digital Mining's 7200 miners will have a combined capacity of approximately 6.4 Exahash.

"Sphere 3D is committed to becoming a world leader in carbon neutral crypto mining. This capital raise provides significant capital towards executing on that plan." says Peter Tassiopoulos, Sphere 3D's CEO. "We continue to seek opportunities to increase shareholder value while upholding our ESG values. We are working closely with the management team at Gryphon to complete our previously announced agreement to merge and, on an interim basis through our managed services agreement, for the design, acceptance and deployment of our fleet of miners that will begin arriving this year".

"This is an inflection point for Sphere 3D as we transform our company into one of the leaders in the crypto mining industries with carbon neutrality.  We are leveraging the core competencies of our existing businesses to give us an immediate impact in this industry", said Patricia Trompeter, a member of Sphere's Board of Directors.  "The transformation of the company is nothing short of incredible and is a dynamic and amazing journey we have embarked on."

The securities described above were offered pursuant to a shelf registration statement on Form F-3 (File Nos. 333-259092 & 333-259277), which was declared effective by the United States Securities and Exchange Commission ("SEC") on September 2, 2021. The offering of the common shares, the warrants and the common shares underlying the warrants were made only by means of a prospectus supplement that forms a part of the registration statement. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC's website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

1As previously announced, the company has entered into an Agreement and Plan of Merger with Gryphon Digital Mining ("Gryphon") which is anticipated to close in the 4th Quarter of 2022

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, Unified ConneXions and SnapServer®, dedicated to helping customers achieve their IT goals. For more information on Sphere 3D, please visit www.sphere3d.com.

No Offer or Solicitation

This communication shall not constitute an offer to sell, the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Any statements in this press release that are not statements of historical fact constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include, but are not limited to, statements regarding the proposed merger and other contemplated transactions (including statements relating to satisfaction of the conditions to and consummation of the proposed merger, the expected ownership of the combined company and the ability of the combined company to raise additional capital to complete its purchase of the Hertford assigned equipment contracts and the Gryphon business and opportunities relating to or resulting from the merger), and statements regarding the nature, potential approval and commercial success of Gryphon and its product line and the miners provided by Hertford, risks related to Gryphon's ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the ability of Gryphon to report accurate audited financials, the ability to install and integrate the miners provided by Hertford, the effects of having shares of capital stock traded on the Nasdaq Capital Market, Gryphon's management team's ability to execute the post-merger operations, Gryphon's and the post-merger combined company's financial resources and cash expenditures. Forward-looking statements are usually identified by the use of words such as "believes," "anticipates," "expects," "intends," "plans," "ideal," "may," "potential," "will," "could" and similar expressions. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors and risks. These factors, risks and uncertainties include, but are not limited to: risks relating to the completion of the purchase of the miners from Hertford, including to raise additional capital to finance the ongoing operations of the business and the need for stockholder approval in connection with the issuance of Common Shares; risks relating to the completion of the Gryphon merger, including the need for stockholder approval and the satisfaction of closing conditions; risks related to Sphere 3D' ability to correctly estimate and manage its operating expenses and its expenses associated with the proposed merger pending closing; the cash balances of the combined company following the closing of the merger; the ability of Sphere 3D to remain listed on the Nasdaq Capital Market; the risk that as a result of adjustments to the exchange ratio, Sphere 3D shareholders, Gryphon stockholders or Hertford stockholder could own more or less of the combined company than is currently anticipated. In addition, the forward-looking statements included in this press release represent Sphere 3D, Gryphon's and Hertford's views as of the date hereof. Sphere 3D, Gryphon and Hertford anticipate that subsequent events and developments will cause their respective views to change. However, while Sphere 3D, Gryphon and Hertford may elect to update these forward-looking statements at some point in the future, Sphere 3D, Gryphon and Hertford specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Sphere 3D's, Gryphon's or Hertford's views as of any date subsequent to the date hereof

Investor Contact

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com